FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


          LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX
               01, FRANCE (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                Genesys Conferencing Awarded Multimillion Dollar
                  Video Conferencing Contract with Viseon Inc.

Montpellier, France - June 21, 2001 - Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, announced today it has signed a multimillion dollar agreement with Viseon Inc., (OTCBB: VSNI) (formerly RSI Systems) a leading manufacturer of video conferencing technology, to provide Viseon customers with a complete video conferencing service.


Viseon is expanding its business offerings in order to provide its customers with a single-source videoconferencing experience, from product to ISDN access and bridging services. It required a partnership with a large-scale, reliable conferencing specialist.


"We are pleased to partner with Viseon and are very excited by the potential for new business opportunities," said Kim Mayyasi, chief executive officer of Genesys Conferencing North America. "This agreement provides Viseon customers with a complete conferencing solution using our state-of-the-art conferencing services."


Following the acquisition of Vialog Corporation last April, Genesys Conferencing has strengthened its presence and increased its bridging capacities in North America to meet the demands of any size of customer. Because Genesys Conferencing could provide Viseon with approximately 1 million bridging video conferencing minutes per year, this gave the Group a competitive advantage in winning the business.


Additionally, Genesys Conferencing was able to deliver the global coverage required as Viseon is looking to deploy this offering worldwide.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys is listed on Euronext (Euronext: 3955) and the Nasdaq (GNSY) www.genesys.com

About Viseon Inc.
Viseon, Inc. (formally RSI Systems) designs, manufactures and distributes a family of high performance, affordable video conferencing equipment. The Company's lightweight and portable MediaPro 384(R) video conferencing products offer life-like quality video and enhanced audio along with full interoperability between all popular brand H.320 standards-based video conferencing systems. MediaPro systems have a list price of less than $2000. The company also offers the full line of Sony E-Conference products and 384k ISDN network at prices as low as $29 per hour.

Viseon has recently launched its own line of peripherals with the acquisition of the Automatic Line Routing Switch (ALRS) technology. The ALRS allows a video conferencing user to move a video conferencing system from room to room without requiring duplicate network or manual re-routing of network connections. The ALRS acts as an electronic patch panel which will automatically re-route ISDN (BRI/PRI), IP and POTS network connections to the new pre-wired location of a video conferencing system. RSI currently holds the U.S. patents for video conferencing technology #5,802,281 and #6,073,192.

GENESYS CONFERENCING
--------------------------------------------------------------------------------
Florence Catel
External Communication Manager
Direct Line: +33 4 67 06 27 49
Florence.catel@genesys.com

Paul Joyal
Director of Corporate Communications, North America
Direct Line : 781-761-6231
Paul.joyal@genesys.com

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 21, 2001

                                     GENESYS SA


                                     By: /s/ Pierre Schwich
                                     -------------------------------
                                     Name:  Pierre Schwich
                                     Title: Chief Financial Officer